UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

 29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Amira Nature Foods, Ltd is referred to herein as “us”, “we”, “our” or the “Company”

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Item 5.02 Appointment of Independent Director

On October 2, 2017, Amira Nature Foods, Ltd (the “Company”) approved the appointment of Robert Wagman as an independent director of the Company subject to approval of the Company’s shareholders at its Annual General Meeting to be held on October 23, 2017.

Robert Wagman, Age 53. From January of 2011 through June of 2017, Mr. Wagman was the President and Chief Executive Officer of LKQ Company, a Fortune 500 Company listed on the NASDAQ stock exchange. LKQ is North America’s largest provider of alternative and specialty parts to repair and accessorize automobiles and other vehicles. LKQ has operations in North America, Europe and Taiwan. As its Chief Executive Officer, Mr. Wagman was responsible for the oversight of LKQ’s operations.

Mr. Wagman shall receive cash compensation of $55,000 for each calendar year of service as a director and $25,000 for each year of service on the compensation committee. Additionally, Mr. Wagman shall be granted that number of the Company’s ordinary shares (the “Shares”) having a value of $55,000 based upon the fair market value of such shares on the date of the grant as determined by the Board of Directors, and pursuant to the Company’s 2017 Omnibus Securities Incentive Plan (the “Plan”).

Forward-Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to protect our intellectual property rights;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	the continued application of the proceeds from our initial public offering (“IPO”);
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Exhibits

99.1 Press release, dated October 4, 2017 regarding Amira Nature Foods, Ltd Appointment of new Independent Director.
99.2 Offer Letter of Robert Wagman

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:   /s/ Varun Sethi

Name: Varun Sethi

Title: Chief Financial Officer

Date: October 4, 2017